Exhibit (a)(1)(A)

Eaton Vance Corp.

Amended and Restated Offer to Exchange

Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units for

Eaton Vance Corp. Restricted Stock Awards

at a Fixed Exchange Ratio

August 28, 2019, as amended on September 10, 2019

The exchange offer and withdrawal rights will expire at 7:00 p.m., Eastern Time,

on September 27, 2019, unless extended.

Eaton Vance Corp. (“Eaton Vance,” and together with its affiliates as appropriate, “we,” “our” or “us”) is offering to eligible employees of Parametric Portfolio Associates LLC (“Parametric”) the opportunity to exchange all outstanding Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units (“Incentive Units”) for Eaton Vance Corp. Restricted Stock Awards (“RSAs”). The exchange offer and withdrawal rights will expire at the “expiration time,” which is 7:00 p.m., Eastern Time, on September 27, 2019, unless we extend the exchange offer.

“Eligible awards” are outstanding Eaton Vance Corp. Deferred Stock Awards related to Incentive Units that were granted pursuant to the 2016 Parametric Phantom Incentive Plan (“2016 Parametric Plan”) or the 2018 Parametric Phantom Incentive Plan (“2018 Parametric Plan”) and are settled through delivery of shares of non-voting common stock of Eaton Vance Corp. issued under the Eaton Vance Corp. 2013 Omnibus Incentive Plan, as amended (the “EVC 2013 Plan”). Eligible awards granted on November 1, 2016 and November 1, 2017 are under the 2016 Parametric Plan. Eligible awards granted on January 10, 2018 and November 1, 2018 are under the 2018 Parametric Plan. The 2016 Parametric Plan and the 2018 Parametric Plan are substantially similar, other than the unitization of awards (see description of unitization below). Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, 100 Incentive Units are equivalent at vesting to one unit of Parametric. The same exchange ratio (as described below) will apply regardless of the date of grant of the eligible award (subject only to adjustment for the unitization of awards under the 2018 Parametric Plan).

You are an “eligible employee” if you hold an eligible award.

Eligible awards properly tendered and accepted by us for exchange will be cancelled and the RSAs granted immediately upon the expiration time. If you choose to participate in the exchange offer, you will receive RSAs with the following terms:

•	the number of RSAs you receive will be determined by a fixed exchange ratio based on the estimated fair value of Incentive Units and the closing price of shares of non-voting common stock of Eaton Vance, each as of July 19, 2019 (the most recent Parametric valuation date). Specifically, the fixed exchange ratio is equal to (i) the estimated fair value of Incentive Units as of July 19, 2019, as determined by Eaton Vance based on an independent third-party valuation ($2,939 per Incentive Unit under the 2016 Parametric Plan and per 100 Incentive Units under the 2018 Parametric Plan), divided by (ii) the closing price of shares of non-voting common stock of Eaton Vance on July 19, 2019 (which was $44.34). The following table shows the fixed exchange ratio:

	Per Incentive Unit
2016 Parametric Plan (awards granted 11/1/16 and 11/1/17)(1)	66.2800
	Per 100 Incentive Units	Per Incentive Unit
2018 Parametric Plan (awards granted 1/10/18 and 11/1/18)(1)	66.2800	0.6628

(1)	Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, awards are unitized such that 100 Incentive Units is equivalent at vesting to one unit of Parametric. Because the number of shares subject to each Eaton Vance Corp. Deferred Stock Award is derived from the estimated fair value of the related Incentive Unit, the fair value of each eligible award is equivalent to the estimated fair value of the related Incentive Unit.

After applying the exchange ratio, any fractional RSAs will be rounded up to the nearest whole RSA on a grant-by-grant basis.

•	the RSAs will be granted under the EVC 2013 Plan;
•	any dividends declared on unvested RSAs will be accrued and paid to you upon vesting; and
•	the RSAs will vest on the same time-based vesting schedule as the eligible awards you currently hold. (See Section 9, “Source and Amount of Consideration; Terms of RSAs.”) As with the eligible awards you currently hold, vesting of the RSAs will be conditioned upon your continued employment with us, subject to limited exceptions for death or disability (though with respect to the RSAs, “disability” is defined under the EVC 2013 Plan rather than under your eligible awards).

We will grant the RSAs immediately upon the expiration time, which we expect to be 7:00 p.m., Eastern Time, on September 27, 2019. If the expiration time is extended, the RSA grant date will be similarly extended.

The commencement date of the exchange offer is August 28, 2019. We are making the exchange offer upon the terms and subject to the conditions described in this document and in the related election form distributed with this document. You are not required to accept the exchange offer. If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards. Eligible awards properly tendered and accepted by us for exchange will be cancelled and the RSAs granted immediately upon the expiration time.

Eaton Vance’s non-voting common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “EV.” On September 9, 2019, the closing price of our non-voting common stock was $44.52 per share. You should evaluate the risks related to our business, our non-voting common stock, and the exchange offer, and review current market quotes for our non-voting common stock, among other factors, before deciding to participate.

IMPORTANT

If you would like to participate in the exchange offer, you must properly submit your election to us by completing an election form and returning it via e-mail (via PDF or similar imaged document file) to the address specified in the election form. A copy of the election form is being distributed with this document.

Only responses that are complete and actually received by us before 7:00 p.m., Eastern Time, on September 27, 2019 (unless we extend the exchange offer) can be accepted. The delivery of all documents, including election forms and withdrawal forms, is at your risk. We will confirm the receipt of your election or withdrawal within two business days. If you have not received a confirmation, it is your responsibility to contact Dan Ethier either by e-mail at his Eaton Vance email address at DEthier@eatonvance.com or by phone at 617-672-8581.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of the exchange offer. Any representation to the contrary is a criminal offense.

If you need additional copies of the exchange offer materials, including the election or withdrawal forms, you should send an e-mail to Dan Ethier at his Eaton Vance email address at DEthier@eatonvance.com or call 617-672-8581. Copies will be furnished promptly at our expense. You should also direct questions about the exchange offer to Dan Ethier.

You should rely only on the information contained in this document and the materials to which we have referred you. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this document is accurate as of any date other than the date indicated, or if no date is indicated otherwise, the date of the exchange offer. This document summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about the exchange offer by Eaton Vance Corp. (“Eaton Vance,” and together with its affiliates as appropriate, “we,” “our” or “us”). Eaton Vance is offering to eligible employees of Parametric Portfolio Associates LLC (“Parametric”) the opportunity to voluntarily exchange Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units (“Incentive Units”) for Eaton Vance Corp. Restricted Stock Awards (“RSAs”). You should read carefully this entire document, the attached exhibits and the election and withdrawal forms, together with their associated instructions. The exchange offer is made subject to the terms and conditions of these materials as they may be amended from time to time hereafter.

Additional important information is contained in the remainder of this document and the other exchange offer materials. We have included in this summary references to other sections in this document to help you find more complete information with respect to these topics.

Overview

Q1. What is the exchange offer?

The exchange offer is an opportunity for eligible employees to voluntarily exchange “eligible awards” for RSAs. “Eligible awards” are awards of Eaton Vance Corp. Deferred Stock Awards related to Incentive Units held by eligible employees that were granted pursuant to the 2016 Parametric Phantom Incentive Plan (“2016 Parametric Plan”) or the 2018 Parametric Phantom Incentive Plan (“2018 Parametric Plan”) and are settled through delivery of shares of non-voting common stock of Eaton Vance Corp. issued under the Eaton Vance Corp. 2013 Omnibus Incentive Plan, as amended (the “EVC 2013 Plan”). Eligible awards granted on November 1, 2016 and November 1, 2017 are under the 2016 Parametric Plan. Eligible awards granted on January 10, 2018 and November 1, 2018 are under the 2018 Parametric Plan. The 2016 Parametric Plan and the 2018 Parametric Plan are substantially similar, other than the unitization of awards. Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, 100 Incentive Units are equivalent at vesting to one unit of Parametric. The same exchange ratio will apply regardless of the date of grant of the eligible award (subject only to adjustment for the unitization of awards under the 2018 Parametric Plan).

You are an “eligible employee” if you hold an eligible award.

The “expiration time” of the exchange offer is 7:00 p.m., Eastern Time, on September 27, 2019, unless extended. If the expiration time is extended, the RSA grant date will be similarly extended.

If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards. Eligible awards properly tendered and accepted by us for exchange will be cancelled and the RSAs granted immediately upon the expiration time.

1

Subject to the terms and conditions of the exchange offer, we will accept all properly tendered awards promptly after the expiration time. (See Section 4, “Procedures for Electing to Exchange Awards.”)

We may extend the exchange offer. If we extend the exchange offer, we will issue an e-mail or other communication to all eligible employees disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day immediately following the previously scheduled date of expiration. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m., Eastern Time.

Only responses that are complete and actually received by us before 7:00 p.m., Eastern Time, on September 27, 2019 (unless we extend the exchange offer) will be accepted.

Q2. Why is Eaton Vance making the exchange offer?

Eaton Vance recently announced a strategic initiative within its Parametric and Eaton Vance Management (“EVM”) investment affiliates to strengthen the Company’s leadership positions in rules-based, systematic investment strategies, customized individual separate accounts and wealth management solutions. The initiative has three principal components:

  rebranding EVM’s rules-based, systematic investment-grade fixed income strategies as Parametric and aligning internal reporting consistent with the revised branding;
  combining the technology and operating platforms supporting the individual separately managed account businesses of Parametric and EVM; and
  integrating the distribution teams serving Parametric and EVM clients and business partners in the registered investment advisor and multi-family office market.

Achievement of the goals of this strategic initiative will involve realignment of investment teams, distribution teams and operational processes at Parametric, EVM and Eaton Vance Distributors, Inc. and this realignment will more closely tie these entities from a financial and operational perspective.

Currently, the number of shares of non-voting common stock of Eaton Vance Corp. that may be issued to you under your Eaton Vance Deferred Stock Awards related to Incentive Units is based on the estimated fair value, as of the time of vesting of the awards, of Parametric. However, as a result of this strategic initiative, we anticipate many changes that would impact Parametric’s stand-alone performance, including the potential for increased revenues and assets under management, as well as increased expenses in connection with various planned technology initiatives. Additionally, EVM will receive newly issued units of Parametric in exchange for the contribution and re-branding of its rules-based, systematic investment-grade fixed income strategies. The issuance of these incremental Parametric units to EVM could result in lower Parametric per unit value if the additional revenue does not meet expectations and/or if expenses exceed expectations.

2

In light of these changes, Eaton Vance is making the exchange offer as part of its efforts to better align on a going forward basis the compensation programs in which Parametric employees participate with the realigned business resulting from this strategic initiative, as the realignment is intended to support the combined growth of Eaton Vance Corp. and Parametric.

Q3. Who may participate in the exchange offer?

Employees of Parametric who hold eligible awards may participate in the exchange offer for their eligible awards. If you do not remain employed by Parametric through the expiration time, then you would no longer hold eligible awards and accordingly you would not be able to participate.

Q4. Which outstanding awards are subject to the exchange offer?

The exchange offer is being made for Eaton Vance Corp. Deferred Stock Awards related to Incentive Units held by eligible employees that were granted pursuant to the 2016 Parametric Plan or the 2018 Parametric Plan and are settled through delivery of shares of non-voting common stock of Eaton Vance Corp. issued under the EVC 2013 Plan. Eligible awards granted on November 1, 2016 and November 1, 2017 are under the 2016 Parametric Plan. Eligible awards granted on January 10, 2018 and November 1, 2018 are under the 2018 Parametric Plan. The same exchange ratio will apply regardless of the date of grant of the eligible award (subject only to adjustment for the unitization of awards under the 2018 Parametric Plan).

Q5. Is Eaton Vance making any recommendation as to whether I should participate in the exchange offer?

No. We are not making any recommendation as to whether you should accept the exchange offer. We understand that the decision whether or not to exchange your eligible awards may be a challenging one for many employees. The program does carry risk, and there are no guarantees that you would ultimately receive greater value from the RSAs you receive in exchange than you would if you had retained your corresponding eligible awards. (See “Risks of Participating in the Exchange Offer” for information regarding some of these risks.) As a result, you must make your own decision as to whether or not to participate. For questions regarding personal tax implications or other investment- or tax-related questions, you should talk to your legal counsel, accountant, and/or financial advisor.

Q6. Are any directors or executive officers intending to participate in the exchange offer?

A list of our directors, executive officers and certain other significant employees is attached as Schedule A. Of this group, only Brian D. Langstraat, a Manager and Chief Executive Officer of Parametric, is an eligible employee holding eligible awards. Mr. Langstraat holds the following eligible awards: 478 Incentive Units granted on November 1, 2016; 557 Incentive Units granted on November 1, 2017; and 61,581 Incentive Units granted on November 1, 2018, which represents approximately 19% of the eligible awards outstanding and subject to be exchanged in the exchange offer (based on aggregate estimated fair value). Mr. Langstraat intends to tender all of his eligible awards in the exchange offer.

3

Terms of the Exchange Offer

Q7. How do I find out how many eligible awards I have?

Please refer to your account with Charles Schwab for a complete listing of your awards.

Q8. How many RSAs will I receive for the eligible awards that I exchange?

The number of RSAs you will receive in the exchange depends on the number of eligible awards you hold.

The following table shows the fixed exchange ratio:

	Per Incentive Unit
2016 Parametric Plan (awards granted 11/1/16 and 11/1/17)(1)	66.2800
	Per 100 Incentive Units	Per Incentive Unit
2018 Parametric Plan (awards granted 1/10/18 and 11/1/18)(1)	66.2800	0.6628

(1)	Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, awards are unitized such that 100 Incentive Units is equivalent at vesting to one unit of Parametric. Because the number of shares subject to each Eaton Vance Corp. Deferred Stock Award is derived from the estimated fair value of the related Incentive Unit, the fair value of each eligible award is equivalent to the estimated fair value of the related Incentive Unit.

After applying the exchange ratio, fractional RSAs will be rounded up to the nearest whole RSA on a grant-by-grant basis.

Q9. How was the fixed exchange ratio determined?

To determine the fixed exchange ratio (see table in Question 8), (i) the estimated fair value of an Incentive Unit as of July 19, 2019 (the most recent Parametric valuation date), as determined by Eaton Vance based on an independent third-party valuation ($2,939 per Incentive Unit under the 2016 Parametric Plan and per 100 Incentive Units under the 2018 Parametric Plan), was divided by (ii) the closing price on the NYSE of Eaton Vance non-voting common stock on July 19, 2019 (which was $44.34). (See Question 8 and Section 2, “Number of Shares of Restricted Stock; Expiration Time.”)

To arrive at the total number of RSAs you would receive for awards issued under the 2016 Parametric Plan, you multiply the total number of Incentive Units you hold by the exchange ratio (66.2800). For example, if you hold 100 Incentive Units issued under the 2016 Parametric Plan, you would receive 6,628 RSAs for your Incentive Units.

To arrive at the total number of RSAs you would receive for awards issued under the 2018 Parametric Plan, you multiply the total number of Incentive Units you hold by the exchange ratio

4

(0.6628). For example, if you hold 10,000 Incentive Units issued under the 2018 Parametric Plan, you would receive 6,628 RSAs for your Incentive Units.

Q10. How was the estimated fair value of an Incentive Unit determined?

Consistent with the process used annually by Eaton Vance to value Incentive Units for purposes of grants and settling of awards upon vesting, an estimate of Parametric’s fair value as of July 19, 2019 was determined by Valuation Research Corp. (“VRC”), an independent third-party valuation firm, through a combination of two equally weighted valuation techniques: a discounted earnings model and a company guidelines model. The discounted earnings model ascribes an enterprise value to Parametric by discounting projected future cash flows of Parametric (provided by Parametric management and extended by VRC based on historical trends) to arrive at a value. The company guidelines model ascribes an enterprise value to Parametric by applying market multiples of other investment management industry businesses of similar size. No adjustment has been made to reflect the fact that the Incentive Units are not entitled to dividends, dividend equivalents, or other distributions of future Parametric earnings. These fair value techniques are based upon assumptions we believe to be reasonable but which are inherently uncertain. To determine the fixed exchange ratio, (i) the estimated fair value of an Incentive Unit as of July 19, 2019, determined as described above, was divided by (ii) the closing price on the NYSE of Eaton Vance non-voting common stock on July 19, 2019 (which was $44.34). Depending on how the estimated fair value of Parametric changes in relation to the performance of Eaton Vance non-voting common stock over the applicable vesting periods, you may receive more or less RSAs in the exchange offer than you would have otherwise received.

Q11. How do the RSAs differ from the eligible awards?

The number of shares of non-voting common stock of Eaton Vance that may be issued to you upon the vesting of your eligible awards is currently based on the estimated fair value, as of the time of vesting of the awards, of Parametric. If you choose to exchange your eligible awards, you will receive a fixed number of shares of restricted non-voting common stock of Eaton Vance at the time of the exchange, and the value of that non-voting common stock at the time of vesting will be based on the value and performance of Eaton Vance, as a whole, going forward. Dividends declared, if any, on unvested RSAs are accrued and paid to you upon vesting. Your current eligible awards do not have a right to dividends, dividend equivalents or other distributions.

In addition, while both the eligible awards and the RSAs vest upon your disability, the definition of disability varies between the eligible awards and the RSAs. (See Section 9, “Source and Amount of Consideration; Terms of RSAs.”)

Terms of the Exchange Offer

Q12. If I participate in the exchange offer, when will I receive the RSAs?

We will grant the RSAs immediately upon the expiration time. All RSAs will be granted under the EVC 2013 Plan and will be subject to an RSA agreement between you and Eaton Vance Corp. The EVC 2013 Plan and the form of RSA agreement are incorporated by reference or filed

5

as exhibits to the Schedule TO with which the offer to exchange has been filed and are available on the SEC website at http://www.sec.gov.

Q13. Are there circumstances under which I would not be granted RSAs?

Yes. If, for any reason, you are no longer our employee when the RSAs are granted (other than as a result of death or disability (as defined with respect to your eligible awards)), then you would no longer hold eligible awards and accordingly you would not receive any RSAs. Except as provided by applicable law and/or any employment agreement between you and us, your employment with us will remain “at-will” regardless of your participation in the exchange offer and can be terminated by you or your employer at any time with or without cause or notice. (See Section 1, “Eligibility.”)

Q14. When would my RSAs vest?

The RSAs will vest on the same time-based vesting schedule as your current eligible award. (See Section 9, “Source and Amount of Consideration; Terms of RSAs.”) Vesting of the RSAs will be conditioned upon your continued employment with us, subject to limited exceptions for death or disability (as defined under the EVC 2013 Plan rather than under your eligible awards). Subject to the limited exceptions for death or disability, this means that you will be required to remain employed with us through the applicable remaining vesting dates in order for the unvested RSAs to vest.

Q15. What happens to my new RSAs if my employment ends?

If your employment with us terminates for any reason (other than as a result of death or disability (as defined under the EVC 2013 Plan)) during the vesting period of your RSAs, you will forfeit your RSAs at that time.

Q16. Are there any conditions to the exchange offer?

Yes. The completion of the exchange offer is subject to a number of conditions that are described in Section 7 (“Conditions of the Exchange Offer”). If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered eligible awards, though we may do so at our discretion.

Mechanics of the Exchange Offer

Q17. How do I elect to participate?

If you would like to participate in the exchange offer, you must notify us of your election to exchange your eligible awards before the exchange offer expires. You may notify us of your election by completing and returning the election form included in the materials provided to you and delivering it to us according to the instructions contained in such materials so that we receive it before the expiration time.

Q18. Am I required to participate in the exchange offer?

No. Participation is voluntary.

6

Q19. If I participate in the exchange offer, do I have to exchange all of my eligible awards?

Yes. If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards.

Q20. When will my tendered eligible awards be cancelled?

Eligible awards properly tendered and accepted by us for exchange will be cancelled and the RSAs granted immediately upon the expiration time. If you participate in the exchange, you will have no further rights with respect to the eligible awards following their acceptance for exchange.

Q21. Once I surrender my eligible awards, is there anything I must do to receive the RSAs?

No. Once your eligible awards have been properly surrendered, there is nothing that you must do to receive your RSAs. Your RSAs will be granted to you on the same day that the properly tendered and not validly withdrawn eligible awards are cancelled. In order to vest in the shares covered by RSAs, you will need to remain in continued service with us through the vesting date, as described in Question 15. (See Section 1, “Eligibility.”)

Q22. What if I am on vacation or leave of absence during the exchange offer? Can I still participate?

You may participate in the exchange offer if you are on vacation or leave of absence during the exchange offer. However, you must notify Eaton Vance of your election to exchange your eligible awards before the exchange offer expires. The expiration deadline for the exchange offer is 7:00 p.m., Eastern Time, on September 27, 2019 (or such later date as may apply if the exchange offer is extended). The expiration deadline will not be extended or modified for employees that are on vacation or leave of absence.

Q23. What happens to my eligible awards if I choose not to participate?

If you choose not to participate or your eligible awards are not accepted for exchange, your existing eligible awards will remain outstanding until they expire by their terms and will retain their terms and conditions as set forth in the relevant agreement related to such eligible awards. (See Section 6, “Acceptance of Awards for Exchange and Granting of RSAs.”)

Q24. How does Eaton Vance determine whether an eligible award has been properly tendered?

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible awards. Our determination of these matters will be final and binding on all persons. We reserve the right to reject any election form or any eligible awards tendered for exchange that we determine are not in an appropriate form or are

7

unlawful to accept. We will accept all properly tendered eligible awards that are not validly withdrawn, subject to the terms of the exchange offer. No tender of eligible awards will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election form, nor will anyone incur any liability for failure to give any notice. (See Section 4, “Procedures for Electing to Exchange Awards.”)

Q25. Will I have to pay taxes if I participate in the exchange offer?

Eligible employees who exchange eligible awards for RSAs will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange of eligible awards for RSAs will be treated as a non-taxable exchange. You will not recognize income upon the receipt of the RSAs unless you make an election under Section 83(b) of the Internal Revenue Code within 30 days of the date of grant. If you make a timely 83(b) election, then you will have compensation income equal to the value of the non-voting common stock on the date the RSA is granted, which compensation income is subject to income and employment tax withholding that you must satisfy. If you make a timely 83(b) election, you would not have any additional compensation income when the RSA vests. When you sell the stock, you will have capital gain or loss equal to the difference between the sales proceeds and the value of the non-voting common stock on the date of grant. Participants are required to notify us if they intend on making an 83(b) election.

If you do not make an 83(b) election, then as and when the RSA vests, you will have compensation income equal to the value of the non-voting common stock on the vesting date. The RSA agreement provides that Eaton Vance Corp. will automatically deduct and retain from the shares of non-voting common stock that would otherwise be issued in settlement of RSAs the appropriate number of whole shares, valued at their then fair market value, to satisfy our tax withholding obligations at the applicable statutory withholding rate. Unless the foregoing tax withholding obligations are satisfied, we have no obligation to release any shares to you under your RSAs. When you sell the vested non-voting common stock, you will have capital gain or loss equal to the sales proceeds less the value of such stock on the vesting date. (See Section 14, “Material Income Tax Consequences”)

Q26. If you extend the exchange offer, how will you notify me?

In the case of an extension, we will issue an e-mail or other form of communication to all eligible employees no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time. (See Sections 2, “Number of Shares of Restricted Stock; Expiration Time,” and 15, “Extension of the Exchange Offer; Termination; Amendment.”)

Q27. How will you notify me if the exchange offer is changed?

If we change the exchange offer, we will issue an e-mail or other form of communication to all eligible employees no later than 9:00 a.m., Eastern Time, on the next business day after the change is made. (See Sections 2, “Number of Shares of Restricted Stock; Expiration Time,” and 15, “Extension of the Exchange Offer; Termination; Amendment.”)

8

Q28. Can I change my mind and withdraw from the exchange offer?

Yes. You may change your election with respect to your eligible awards at any time before the expiration time, which is expected to be 7:00 p.m., Eastern Time, on September 27, 2019. If we extend the exchange offer, you may withdraw your tendered awards at any time until the extended expiration time. If you withdraw an eligible award, you must withdraw all of your outstanding awards.

In addition, although we intend to accept all properly tendered awards promptly upon the expiration time, if we have not accepted your awards by October 25, 2019, you may withdraw your tendered awards at any time thereafter.

Q29. How do I change my election?

You may change your election by submitting a new properly completed election form before the expiration time, by following the procedures described in Section 4 (“Procedures for Electing to Exchange Awards”). Only responses that are complete and actually received by us before 7:00 p.m., Eastern Time, on September 27, 2019 (unless we extend the exchange offer) will be accepted.

Q30. What if I withdraw my election and then decide again that I want to participate?

If you have withdrawn your election to participate and then decide again that you would like to participate in the exchange offer, you may re-elect to participate by submitting a new, properly completed election form accepting the exchange offer before the expiration time, in accordance with the procedures described in Question 17 and Section 5 (“Withdrawal Rights and Change of Election”).

Q31. What will happen if I do not return my election form by the deadline?

Only responses that are complete and actually received by us before 7:00 p.m., Eastern Time, on September 27, 2019 (unless we extend the exchange offer) will be accepted. If you do not return your election form by the deadline, you will not receive RSAs in the exchange offer. Your existing eligible awards will remain outstanding until they expire by their terms and will retain their terms and conditions as set forth in the relevant agreement related to such eligible awards. (See Section 6, “Acceptance of Awards for Exchange and Granting of RSAs.”)

Q32. Whom can I contact if I have questions about the exchange offer, or if I need additional copies of the exchange offer materials?

You should direct questions about the exchange offer to Dan Ethier at his Eaton Vance email address at DEthier@eatonvance.com. If you need additional copies of the exchange offer materials, including the election or withdrawal forms, you should send an e-mail to Dan Ethier at his Eaton Vance email address at DEthier@eatonvance.com or call 617-672-8581. Copies will be furnished promptly at our expense.

9

Q33. What will be the sequence of events should I decide to participate in the exchange offer?

Event	Description	Time Period
Exchange Election Period	The period during which you may elect to participate in the exchange offer.	The Exchange Election Period will run from August 28, 2019 until September 27, 2019 at 7:00 p.m., Eastern Time, unless the exchange offer is extended or terminated.
Cancellation Date and RSA Grant Date	All elections and withdrawals will be final as of 7:00 p.m., Eastern Time, on the day the exchange offer expires, and this is when exchanged awards will be cancelled and RSAs will be granted.	The Cancellation Date and RSA Grant Date will be September 27, 2019 at 7:00 p.m., Eastern Time, unless the exchange offer is extended or terminated.

10

RISKS OF PARTICIPATING IN THE EXCHANGE OFFER

Participating in the exchange offer involves a number of risks, including those described below. This list and the risk factors in our Annual Report on Form 10-K for the year ended October 31, 2018, and in our Quarterly Reports on Form 10-Q for the quarters ended January 31, April 30, and July 31, 2019, filed with the SEC, highlight the material risks relating to Eaton Vance. You should carefully consider these risks and are encouraged to speak with an investment and/or tax advisor, as necessary, before deciding whether or not to participate in the exchange offer. In addition, we strongly urge you to read the sections in this document discussing the U.S. federal tax consequences of participating in the exchange offer, as well as the rest of this document, for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

Economic Risks

The number of shares of Eaton Vance Corp. non-voting common stock that may be issued to you in the future under your eligible awards is based on the estimated fair value of Parametric at the time that the eligible awards vest divided by the closing price of Eaton Vance non-voting common stock on the vesting date, whereas the number of RSAs that you would receive in the exchange is fixed based on the estimated fair value of Parametric and the closing price of Eaton Vance non-voting common stock, each as of July 19, 2019, and the value of the shares of non-voting common stock subject to the RSAs at the time the RSAs vest will be based on the value of Eaton Vance Corp. as a whole at the time of vesting.

The number of shares of non-voting common stock of Eaton Vance Corp. that may be issued to you under your eligible awards is currently based on the estimated fair value, as of the time of vesting of the awards, of Parametric. If you choose to exchange your eligible awards, you will receive a fixed number of shares of restricted non-voting common stock of Eaton Vance as set forth on the cover pages of this document, and the value of your non-voting common stock at the time of vesting will be based on the value and performance of Eaton Vance, as a whole, going forward. You should carefully evaluate the risks of owning Eaton Vance non-voting common stock before choosing to participate in the exchange offer.

On June 26, 2019, we announced a strategic initiative within our Parametric and Eaton Vance Management (“EVM”) investment affiliates to strengthen our leadership positions in rules-based, systematic investment strategies, customized individual separate accounts and wealth management solutions. As a result of this strategic initiative, we anticipate many changes that would impact Parametric’s stand-alone performance, including the potential for increased revenues and assets under management, as well as increased expenses in connection with various planned technology initiatives. Additionally, EVM will receive newly issued units of Parametric in exchange for the contribution and re-branding of its rules-based, systematic investment-grade fixed income strategies. The issuance of these incremental Parametric units to EVM could result in lower Parametric per unit value if the additional revenue does not meet expectations and/or if expenses exceed expectations. If the performance of Parametric after the

11

exchange exceeds the performance of Eaton Vance as a whole following the exchange, you might retain more value by keeping your eligible awards and not participating in the exchange offer. However, if the performance of Parametric is worse than Eaton Vance as a whole following the exchange, including as a result of impacts from our strategic initiative, you might receive less value if you keep your eligible awards and do not participate in the exchange offer.

The strategic initiative may not achieve the marketing and financial benefits we expect. Additionally, through the strategic initiative, we expect to increase spending on technology, which could reduce short-term future cash flows, which would have a negative effect on future valuations. The value of Parametric will be affected based on the outcome of these factors.

The value of your eligible awards, and therefore the number of RSAs you would receive in the exchange, was determined based on a fair value estimate of Parametric’s enterprise value as of July 19, 2019, subject to various assumptions and uncertainty, as determined by an independent third-party valuation firm.

Consistent with the process used annually by Eaton Vance to value Incentive Units for purposes of grants and settling of awards upon vesting, an estimate of Parametric’s fair value as of July 19, 2019 was determined by Valuation Research Corp. (“VRC”), an independent third-party valuation firm, through a combination of two equally weighted valuation techniques: a discounted earnings model and a company guidelines model. The discounted earnings model ascribes an enterprise value to Parametric by discounting projected future cash flows of Parametric (provided by Parametric management and extended by VRC based on historical trends) to arrive at a value. The company guidelines model ascribes an enterprise value to Parametric by applying market multiples of investment management industry businesses of similar size. No adjustment has been made to reflect the fact that the Incentive Units are not entitled to dividends, dividend equivalents, or other distributions of future Parametric earnings. These fair value techniques are based upon assumptions we believe to be reasonable but which are inherently uncertain. To determine the fixed exchange ratio, the (i) the estimated fair value of an Incentive Unit as of July 19, 2019, determined as described above, was divided by (ii) the closing price on the NYSE of Eaton Vance non-voting common stock on July 19, 2019 (which was $44.34). Depending on how the estimated fair value of Parametric changes in relation to the performance of Eaton Vance non-voting common stock over the applicable vesting periods, you may receive fewer RSAs in the exchange offer than you would have otherwise received.

Any RSAs you receive in the exchange offer will generally be subject to the same vesting terms as your eligible award.

The RSAs will vest on the same time-based vesting schedule as your current eligible awards. (See Section 9, “Source and Amount of Consideration; Terms of RSAs.”) Vesting of the RSAs will be conditioned upon your continued employment with us, subject to limited exceptions for death or disability (as defined under the EVC 2013 Plan rather than under your eligible awards). Subject to the limited exceptions for death or disability, this means that you will be

12

required to remain employed with us through the applicable remaining vesting dates in order for the unvested RSAs to vest.

If your employment with us terminates for any reason (other than as a result of death or disability (as defined under the EVC 2013 Plan)) during the vesting period of your RSA, you will forfeit your RSAs at that time.

The exchange offer is not a promise of continued employment for any period of time.

The exchange offer does not change the “at-will” nature of your employment. Your employment may be terminated by us or by you at any time, including prior to the expiration time, the RSA grant date or the date your RSA would vest, for any reason, with or without cause.

Tax-Related Risks

We believe that the exchange of eligible awards for RSAs pursuant to the exchange offer should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible awards and the grant of RSAs.

If you participate in the exchange offer, you should not recognize any income or be subject to income tax withholding upon the cancellation of your eligible awards and receipt of your RSAs. You will have taxable income when your shares of restricted stock vest.

Business-Related Risks

In addition to the risks discussed above, you should carefully review the risk factors contained in our Annual Report on Form 10-K for the year ended October 31, 2018, and our Quarterly Reports on Form 10-Q for the quarters ended January 31, April 30, and July 31, 2019, as well as the information provided in this exchange offer and the other materials that we have filed with the SEC, before making a decision on whether or not to tender your eligible awards. Our SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov. Each person to whom a copy of this exchange offer is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Eaton Vance Corp., Two International Place, Boston, MA 02110, Attention: Dan Ethier.

13

THE EXCHANGE OFFER

Eaton Vance Corp. (“Eaton Vance,” and together with its affiliates as appropriate “we,” “our” or “us”) is offering to eligible employees of Parametric the opportunity to exchange outstanding Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units (“Incentive Units”) for Eaton Vance Corp. Restricted Stock Awards (“RSAs”). The exchange offer and withdrawal rights will expire at the “expiration time,” which is 7:00 p.m., Eastern Time, on September 27, 2019, unless we extend the exchange offer.

Section 1. Eligibility.

“Eligible awards” are outstanding awards of Eaton Vance Corp. Deferred Stock Awards related to Incentive Units held by eligible employees that were granted pursuant to the 2016 Parametric Phantom Incentive Plan (“2016 Parametric Plan”) or the 2018 Parametric Phantom Incentive Plan (“2018 Parametric Plan”) and are settled through delivery of a number of shares of non-voting common stock of Eaton Vance Corp. issued under the Eaton Vance Corp. 2013 Omnibus Incentive Plan, as amended (the “EVC 2013 Plan”). Eligible awards granted on November 1, 2016 and November 1, 2017 are under the 2016 Parametric Plan. Eligible awards granted on January 10, 2018 and November 1, 2018 are under the 2018 Parametric Plan. The 2016 Parametric Plan and the 2018 Parametric Plan are substantially similar, other than the unitization of awards. Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, 100 Incentive Units are equivalent at vesting to one unit of Parametric. The same exchange ratio will apply regardless of the date of grant of the eligible award (subject only to adjustment for the unitization of awards under the 2018 Parametric Plan).

You are an “eligible employee” if you hold an eligible award.

If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards. Eligible awards properly tendered in the exchange offer and accepted by us for exchange will be cancelled and the RSAs granted immediately upon the expiration time.

If you do not remain employed by us through the expiration date, you will forfeit your current eligible awards in accordance with their terms. If we do not extend the exchange offer, the expiration date and RSA grant date will be September 27, 2019. Except as provided by applicable law and/or any employment agreement between you and Parametric, your employment with Parametric will remain “at-will” and can be terminated by you or Parametric at any time, with or without cause or notice. In order to vest in your RSAs, you must remain in continuous employment with us through the applicable vesting date. If your employment with us terminates for any reason (other than as a result of death or disability (as defined in the EVC 2013 Plan)) during the vesting period of your RSA, you will forfeit your RSAs at that time. See Section 9 (“Source and Amount of Consideration; Terms of RSAs”).

Nothing in the exchange offer should be construed to confer upon you the right to remain an employee of Eaton Vance or one of our affiliates. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will

14

not be subject to involuntary termination or that you will otherwise remain in our employ until the RSA grant date or thereafter.

Section 2. Number of Shares of Restricted Stock; Expiration Time.

Subject to the terms and conditions of the exchange offer, we will accept for exchange eligible awards that (i) are held by eligible employees, (ii) are outstanding as of the expiration time and (iii) are properly tendered and not validly withdrawn before the expiration time. For a complete listing of your eligible awards, please login to your account with Charles Schwab.

Exchange Ratio.

If you are an eligible employee and choose to participate in the exchange offer and surrender eligible awards for exchange, and if we accept your surrendered eligible awards, you will receive RSAs with the following terms:

•	the number of RSAs you receive will be determined by a fixed exchange ratio based on the estimated fair value of Incentive Units and the closing price of shares of non-voting common stock of Eaton Vance, each as of July 19, 2019 (the most recent Parametric valuation date). Specifically, the fixed exchange ratio is equal to (i) the estimated fair value of Incentive Units as of July 19, 2019, as determined by Eaton Vance based on an independent third-party valuation ($2,939 per Incentive Unit under the 2016 Parametric Plan and per 100 Incentive Units under the 2018 Parametric Plan), divided by (ii) the closing price of shares of non-voting common stock of Eaton Vance on July 19, 2019 (which was $44.34). The following table shows the fixed exchange ratio:

	Per Incentive Unit
2016 Parametric Plan (awards granted 11/1/16 and 11/1/17)(1)	66.2800
	Per 100 Incentive Units	Per Incentive Unit
2018 Parametric Plan (awards granted 1/10/18 and 11/1/18)(1)	66.2800	0.6628

(1)	Under the 2016 Parametric Plan, one Incentive Unit is equivalent at vesting to one unit of Parametric. Under the 2018 Parametric Plan, awards are unitized such that 100 Incentive Units is equivalent at vesting to one unit of Parametric. Because the number of shares subject to each Eaton Vance Corp. Deferred Stock Award is derived from the estimated fair value of the related Incentive Unit, the fair value of each eligible award is equivalent to the estimated fair value of the related Incentive Unit.

After applying the exchange ratio, any fractional RSAs will be rounded up to the nearest whole RSA on a grant-by-grant basis.

•	the RSAs will be granted under the EVC 2013 Plan;
•	any dividends declared on unvested RSAs will be accrued and paid to you upon vesting; and
15

•	the RSAs will vest on the same time-based vesting schedule as the eligible awards you currently hold. (See Section 9, “Source and Amount of Consideration; Terms of RSAs.”) As with the eligible awards you currently hold, vesting of the RSAs will be conditioned upon your continued employment with us, subject to limited exceptions for death or disability (though with respect to the RSAs, “disability” is defined under the EVC 2013 Plan rather than under your eligible awards).

Fractional RSAs will be rounded up to the nearest whole RSA on a grant-by-grant basis. We will grant the RSAs immediately upon the expiration time. If the expiration time is extended, the RSA grant date will be similarly extended.

Consistent with the process used annually by Eaton Vance to value Incentive Units for purposes of grants and settling of awards upon vesting, an estimate of Parametric’s fair value as of July 19, 2019 was determined by VRC, an independent third-party valuation firm, through a combination of two equally weighted valuation techniques: a discounted earnings model and a company guidelines model. The discounted earnings model ascribes an enterprise value to Parametric by discounting projected future cash flows of Parametric (provided by Parametric management and extended by VRC based on historical trends) to arrive at a value. The company guidelines model ascribes an enterprise value to Parametric by applying market multiples of investment management industry businesses of similar size. No adjustment has been made to reflect the fact that the Incentive Units are not entitled to distributions of future Parametric earnings. These fair value techniques are based upon assumptions we believe to be reasonable but which are inherently uncertain.

The commencement date of the exchange offer is August 28, 2019. We are making the exchange offer upon the terms and subject to the conditions described in this document and in the related election form distributed with this document. You are not required to accept the exchange offer. If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards. Eligible awards properly tendered in the exchange offer and accepted by us for exchange will be cancelled and the RSAs granted as of the day the exchange offer expires.

Our non-voting common stock is traded on the NYSE under the symbol “EV.” On September 9, 2019, the closing price of our non-voting common stock was $44.52 per share. You should evaluate the risks related to our business, our non-voting common stock, and the exchange offer, and review current market quotes for our non-voting common stock, among other factors, before deciding to participate in the exchange offer. All RSAs will be subject to the terms of an RSA agreement between you and Eaton Vance Corp. under the EVC 2013 Plan. See Section 9 (“Source and Amount of Consideration; Terms of RSAs”).

We may, in our discretion, extend the exchange offer, in which event the expiration time will refer to the latest time and date at which the extended offer expires. See Section 15 (“Extension of the Exchange Offer; Termination; Amendment”) for a description of our rights to extend, terminate and amend the exchange offer.

16

Section 3. Purposes of the Exchange Offer.

We recently announced a strategic initiative within our Parametric and Eaton Vance Management (“EVM”) investment affiliates to strengthen the Company’s leadership positions in rules-based, systematic investment strategies, customized individual separate accounts and wealth management solutions. The initiative has three principal components:

  rebranding EVM’s rules-based, systematic investment-grade fixed income strategies as Parametric and aligning internal reporting consistent with the revised branding;
  combining the technology and operating platforms supporting the individual separately managed account businesses of Parametric and EVM; and
  integrating the distribution teams serving Parametric and EVM clients and business partners in the registered investment advisor and multi-family office market.

Achievement of the goals of this strategic initiative will involve realignment of investment teams, distribution teams and operational processes at Parametric, EVM and Eaton Vance Distributors, Inc. and this realignment will more closely tie these entities, from a financial and operational perspective.

Currently, the number of shares of non-voting common stock of Eaton Vance Corp. that may be issued to you under your Eaton Vance Deferred Stock Awards related to Incentive Units is based on the estimated fair value, as of the time of vesting of the awards, of Parametric. However, as a result of this strategic initiative, we anticipate many changes that would impact Parametric’s stand-alone performance, including the potential for increased revenues and assets under management, as well as increased expenses in connection with various planned technology initiatives. Additionally, EVM will receive newly issued units of Parametric in exchange for the contribution and re-branding of its rules-based, systematic investment-grade fixed income strategies. The issuance of these incremental Parametric units to EVM could result in lower Parametric per unit value if the additional revenue does not meet expectations and/or if expenses exceed expectations.

In light of these changes, Eaton Vance is making the exchange offer as part of its efforts to better align on a going forward basis the compensation programs in which Parametric employees participate with the realigned business resulting from this strategic initiative, as the realignment is intended to support the combined growth of Eaton Vance Corp. and Parametric.

Eaton Vance continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions and the purchase and sale of assets. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant stock options and other stock awards, including restricted stock units and shares of restricted stock, in the ordinary course of business to our current and new employees, including our executive officers, and members of our Board of Directors. Our employees, including our executive officers, and directors from time to time acquire or dispose of our securities. Additionally, in the ordinary course of business, Eaton Vance makes changes in the composition and structure of its board of directors and/or management.

17

In addition to the exchange offer described in this document, EVM is conducting (1) a cash tender offer pursuant to Regulation 14E for units of Parametric Portfolio, L.P. issued under a different incentive plan and (2) a negotiated cash transaction for a different class of units of Parametric Portfolio, L.P. held by eight people in connection with Parametric’s prior acquisition of Parametric Risk Advisors LLC. The securities described in (1) and (2) above have different economic rights from each other and from the securities to which the exchange offer relates and are not part of the exchange offer described in this document.

Subject to the foregoing, and except as otherwise disclosed in the exchange offer materials or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

  any extraordinary transaction, such as a material merger, reorganization or liquidation, involving Eaton Vance or any of its subsidiaries;
  any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
  any material change in our present dividend rate or policy, or our indebtedness or capitalization;
  any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing board vacancies or to change any material term of the employment contract of any executive officer;
  any other material change in our corporate structure or business;
  our non-voting common stock being delisted from NYSE;
  our non-voting common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
  the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;
  the acquisition by any person of additional securities of ours or the disposition of our securities; or
  any changes in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should accept the exchange offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this document and

18

consult your investment and tax advisors. You must make your own decision about whether to participate in the exchange offer.

Section 4. Procedures for Electing to Exchange Awards.

Proper Election to Exchange Awards.

Participation in the exchange offer is voluntary. If you are an eligible employee and you wish to surrender your eligible awards for exchange, you must notify us of your election before the exchange offer expires at 7:00 p.m., Eastern Time, on September 27, 2019 (or such later date as may apply if the exchange offer is extended). If we extend the exchange offer beyond that time, you may surrender your eligible awards for exchange at any time until the extended expiration time.

If you elect to exchange an eligible award, you must exchange all of your outstanding eligible awards.

You must notify us of your election to exchange such eligible awards before the expiration deadline of 7:00 p.m., Eastern Time, on September 27, 2019 (or such later date as may apply if the exchange offer is extended). If you would like to participate in the exchange offer, you must properly complete and submit your election to us by completing an election form and returning it via e-mail (via PDF or similar imaged document file) to the email address specified in the election form being distributed with this document.

You must ensure that we receive your election form by the deadline.

Only responses that are complete and actually received by us by the expiration time will be accepted. The delivery of all documents, including election forms and withdrawal forms, is at your risk. We will confirm the receipt of your election or withdrawal within two business days. If you have not received a confirmation, it is your responsibility to send an e-mail to Dan Ethier at his Eaton Vance email address at DEthier@eatonvance.com or call 617-672-8581.

If you wish to withdraw the eligible awards you selected for exchange, you may do so at any time before the expiration time by following the procedures described in Section 5 (“Withdrawal Rights and Change of Election”).

Your election to participate becomes irrevocable after 7:00 p.m., Eastern Time, on September 27, 2019, unless we extend the exchange offer, in which case your election will become irrevocable after 7:00 p.m., Eastern Time, on the new expiration date. The exception to this rule is that if we have not accepted your properly tendered awards by October 25, 2019, you may withdraw your awards at any time thereafter. You may change your mind after you have submitted an election form and withdraw from the exchange offer at any time before the expiration time, as described in Section 5 (“Withdrawal Rights and Change of Election”). You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration time.

19

This is a one-time offer, and we are required to and will strictly enforce the expiration time. Elections after the expiration time will not be honored.

We may extend the exchange offer. If we extend the exchange offer, we will issue an e-mail or other communication to all eligible employees disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day immediately following the previously scheduled expiration time.

Our receipt of your election form is not by itself an acceptance of your awards for exchange. For purposes of the exchange offer, we will be deemed to have accepted eligible awards for exchange that are properly tendered and not validly withdrawn as of the time when we give oral or written notice of our acceptance of awards for exchange. We may issue this notice of acceptance by e-mail or other form of communication.

Eligible awards accepted for exchange will be cancelled immediately upon the expiration time.

Determination of Validity; Rejection of Awards Tendered For Exchange; Waiver of Defects; No Obligation To Give Notice Of Defects.

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible awards. Our determination of these matters will be final and binding on all persons. We reserve the right to reject any election form or any awards tendered for exchange that we determine are not in appropriate form or are unlawful to accept. We will accept all properly tendered awards that are not validly withdrawn, subject to the terms of the exchange offer. We also reserve the right to waive any of the conditions of the exchange offer or any defect or irregularity in any tender of any particular awards or for any particular award holder, provided that if we grant any such waiver, it will be granted with respect to all award holders and tendered awards. No tender of awards will be deemed to have been properly made until all defects or irregularities have been cured by the tendering award holder or waived by us.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election form, nor will anyone incur any liability for failure to give any notice.

Your election to exchange awards through the procedures described above constitutes your acceptance of the terms and conditions of the exchange offer. Subject to Eaton Vance’s right to extend, postpone, terminate or amend this offer and the satisfaction of the conditions to the offer, Eaton Vance currently expects that it will accept promptly after the expiration of this offer all eligible awards properly tendered. Our acceptance of your eligible awards for exchange will constitute a binding agreement between Eaton Vance Corp. and you upon the terms and subject to the conditions of the exchange offer.

20

Section 5. Withdrawal Rights and Change of Election.

You may change your election with respect to your eligible awards only in accordance with the provisions of this section at any time before the expiration time. If we extend the exchange offer, you may withdraw your tendered awards at any time until the extended expiration time.

You may change your election by submitting a new properly completed election form before the expiration time and you may withdraw your election by properly submitting a withdrawal form before the expiration time. If you withdraw an eligible award, you must withdraw all of your outstanding awards.

In addition, although we intend to accept all properly tendered awards promptly upon the expiration time, if we have not accepted your awards by October 25, 2019, you may withdraw your tendered awards at any time thereafter.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal form we receive before the expiration time. Any eligible awards that you do not withdraw will be bound pursuant to your prior election form.

Section 6. Acceptance of Awards for Exchange and Granting of RSAs.

Upon the terms and conditions of the exchange offer and promptly following the expiration time, we will accept for exchange and cancel all eligible awards properly tendered for exchange and not validly withdrawn before the expiration time. Once the eligible awards are cancelled, you no longer will have any rights with respect to such awards. Subject to the terms and conditions of the exchange offer, if your awards are properly tendered by you for exchange and accepted by us, such awards will be cancelled as of the expiration time.

Subject to our rights to terminate the exchange offer, as discussed in Section 15 (“Extension of the Exchange Offer; Termination; Amendment”), we will accept promptly upon the expiration time all properly tendered awards that are not validly withdrawn. We will give oral or written notice to the eligible employees generally of our acceptance for exchange of the eligible awards. This notice may be made by e-mail or other method of communication.

We will grant the RSAs immediately upon the expiration time. All RSAs will be granted under the EVC 2013 Plan and will be subject to an RSA agreement between you and Eaton Vance Corp. The number of RSAs you will receive will be determined as described in Section 2 (“Number of Shares of Restricted Stock; Expiration Time”). As soon as practicable after the expiration time, we will upload your RSA agreements to the Charles Schwab equity center.

Awards that we do not accept for exchange will remain outstanding until they expire by their terms and will retain their current terms and current vesting schedule.

Section 7. Conditions of the Exchange Offer.

Notwithstanding any other provision of the exchange offer, we will not be required to accept any eligible awards tendered for exchange, and we may terminate the exchange offer, or

21

postpone our acceptance and cancellation of any eligible awards tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date the exchange offer commenced (August 28, 2019), and before the expiration time, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

  the number of eligible awards tendered and not withdrawn as of the expiration time in the aggregate represents less than 90% of all outstanding eligible awards (based on the aggregate estimated fair value of all Incentive Units);
  the eligible awards tendered and not withdrawn as of the expiration time in the aggregate represents participation by less than 90% of all eligible employees;
  there has been threatened in writing or instituted or is pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner, to the exchange offer;
  any order, stay, judgment or decree has been issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction has been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us (see Section 3, “Purposes of the Exchange Offer,” for a description of the contemplated benefits of the exchange offer to us);
  there has occurred:
    any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States;
    the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;
    any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;
    in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10% in the Dow Jones Industrial Average, the NYSE Composite Index or the Standard & Poor’s 500 Index from the date of commencement of the exchange offer;
    the commencement, continuation or escalation of a war or other national or international calamity directly or indirectly involving the United States, which
22

    reasonably could be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

    if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer;
  any event has occurred that has resulted or is reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;
  any event has occurred that has resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the exchange offer to us (see Section 3, “Purposes of the Exchange Offer,” for a description of the contemplated benefits of the exchange offer to us);
  any rules or regulations by any governmental authority, NYSE or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to us that affect the exchange offer; or
  the number of shares available for issuance under the EVC 2013 Plan is less than the amount of shares necessary in order to complete the exchange for all tendered eligible awards.

If any of the above events occur, we may:

  terminate the exchange offer and all tendered eligible awards will continue to remain outstanding;
  complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered eligible awards until the extended offer expires;
  amend the terms of the exchange offer; or
  waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

The conditions to the exchange offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration time. We may waive any condition, in whole or in part, at any time and from time to time before the expiration time, in our discretion, whether or not we waive any other condition to the exchange offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise such rights. Subject to any order or decision by a court or arbiter of competent jurisdiction, any determination we make concerning the events described in this Section will be final and binding upon all persons.

23

Section 8. Price Range of Shares Underlying the Awards and RSAs.

The Eaton Vance non-voting common stock is traded on the NYSE under the symbol “EV.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our non-voting common stock as reported by NYSE.

	High	Low
Fiscal Year Ending October 31, 2019
4th Quarter (through September 9, 2019)	$44.61	$38.59
3rd Quarter	$46.00	$36.84
2nd Quarter	$42.94	$38.59
1st Quarter	$46.26	$32.28

Fiscal Year Ended October 31, 2018
4th Quarter	$54.44	$42.16
3rd Quarter	$58.54	$51.55
2nd Quarter	$58.64	$51.54
1st Quarter	$60.95	$50.26

Fiscal Year Ended October 31, 2017
4th Quarter	$52.36	$45.06
3rd Quarter	$50.10	$42.65
2nd Quarter	$47.83	$41.40
1st Quarter	$44.00	$34.44

On September 9, 2019, the last reported sale price of our non-voting common stock, as reported by NYSE, was $44.52 per share.

You should evaluate current market quotes for our non-voting common stock, among other factors, before deciding whether or not to accept the exchange offer.

Section 9. Source and Amount of Consideration; Terms of RSAs.

Consideration.

Subject to the terms and conditions of the exchange offer, upon our acceptance of your properly tendered eligible awards, you will be entitled to receive RSAs determined using the exchange ratio as described in Section 2 “(Number of Shares of Restricted Stock; Expiration Time”). After applying the exchange ratio, fractional RSAs will be rounded up to the nearest whole RSA on a grant-by-grant basis.

If we receive and accept tendered awards from eligible employees of all awards eligible to be tendered, we will grant RSAs equal to approximately 566,000 shares of our non-voting common stock, or approximately 0.50% of the total shares of our non-voting common stock outstanding as of September 6, 2019.

24

General Terms of RSAs.

RSAs will be granted under the EVC 2013 Plan and subject to an RSA agreement between you and Eaton Vance Corp. The following description summarizes the material terms of the RSAs and the EVC 2013 Plan under which the RSAs will be granted. Our statements in this document concerning the EVC 2013 Plan and the RSAs are merely summaries. The statements are subject to, and are qualified in their entirety by reference to, the EVC 2013 Plan and the form of RSA agreement, which are incorporated herein by reference. The EVC 2013 Plan and the applicable form of RSA agreement are incorporated by reference or filed as exhibits to the Schedule TO with which the offer to exchange has been filed and are available on the SEC website at http://www.sec.gov. You may also contact Dan Ethier to receive a copy of the EVC 2013 Plan and the form of RSA agreement. We will promptly furnish to you copies of these documents upon request at our expense.

Each recipient of an award under the EVC 2013 Plan is referred to as a participant.

Purchase Price. The purchase price, if any, of an RSA granted under the EVC 2013 Plan is generally determined by the administrator of such plan. There will be no purchase price for the RSAs granted in the exchange offer. As a result, you do not have to make any cash payment to Eaton Vance to receive your RSAs, but you will be required to satisfy your tax obligation associated with the vesting of the shares.

Vesting. Each RSA will vest on the same time-based vesting schedule as your eligible award. Vesting of the RSAs will be conditioned upon your continued employment with us, subject to limited exceptions for death or disability. This means that you will be required to remain employed with us in order for any unvested RSAs to vest. However, if your employment with us terminates by reason of death or disability, the vesting of the RSAs will accelerate such that your RSAs will be fully vested. The definition of “disability” with respect to your eligible awards differs from the definition of “disability” with respect to the RSAs.

  Under your eligible awards, “disability” means your inability, as determined by us, to perform the essential functions of your regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of six (6) consecutive months. At your request or the request of your personal representative, our determination that a disability has occurred will be certified by two physicians mutually agreed upon by you or your personal representative and us and failing such independent certification (if so requested by you or your representative), your termination will be deemed a termination by us without cause and not a termination by reason of your disability.

  Under the RSAs, “disability” means a permanent and total disability as defined in Section 22(e)(3) of the Internal Revenue Code, which requires that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. A disability will only be deemed to occur at the time of the determination by us of the disability.
25

Transferability of RSAs. RSAs granted in the exchange offer may not be transferred, except by will, the laws of descent and distribution or by operation of the last validly filed beneficiary designation, filed on a form acceptable to Eaton Vance. Any RSA that is transferred to a family member or beneficiary pursuant to the preceding sentence (i) may not be subsequently transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the EVC 2013 Plan and the applicable RSA agreement. Any shares of Eaton Vance non-voting common stock held by a permissible transferee shall be subject to the terms of the EVC 2013 Plan and the applicable RSA agreement.

Sale of Shares Underlying RSAs. Unless you are considered an affiliate of Eaton Vance Corp. for purposes of the Securities Act of 1933, as amended, you will be able to sell the shares of non-voting common stock of Eaton Vance Corp. upon vesting of the RSAs free of any transfer restrictions under applicable U.S. securities laws.

Federal Income Tax Consequences. You should refer to Section 14 (“Material Income Tax Consequences — Material U.S. Federal Income Tax Consequences”) for a discussion of the U.S. federal income tax consequences of the RSAs and eligible awards, as well as the consequences of accepting or rejecting the exchange offer. If you are a taxpayer of the United States, but also are subject to the tax laws of another non-U.S. jurisdiction, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your advisors to discuss the consequences to you of this transaction.

The EVC 2013 Plan.

The EVC 2013 Plan allows for awards of stock options, restricted stock, deferred stock units and other stock-based awards to eligible employees and non-employee directors. As of November 1, 2018, an aggregate of 25,500,000 shares of non-voting common stock were authorized for issuance under the EVC 2013 Plan (subject to adjustment for certain changes in our capitalization).

Administration. The EVC 2013 Plan is administered by the Compensation Committee of our Board of Directors. The Compensation Committee has the authority to grant awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the EVC 2013 Plan as it deems advisable.

The Compensation Committee may make appropriate adjustments in connection with the EVC 2013 Plan, and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization.

The EVC 2013 Plan also contains provisions addressing the consequences of any Change in Control, which is generally defined as (a) the acquisition, other than from Eaton Vance or with Eaton Vance’s interest, by any individual, entity or group of 50% or more of the combined voting power of the then outstanding Eaton Vance voting stock, (b) approval by our voting stockholders of a reorganization, merger or consolidation, in each case with respect to which all or substantially all of the individuals and entities who are the respective beneficial owners

26

of our voting stock immediately prior to such reorganization, merger or consolidation will not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of the then combined voting power of the then outstanding voting stock entitled to vote generally in the election of our directors or other entity resulting from the reorganization, merger or consolidation in substantially the same proportion as their ownership immediately prior to such reorganization, merger or consolidation or (c) approval by our voting stockholders of (i) the liquidation or dissolution of Eaton Vance, (ii) a sale or other disposition of all or substantially all of the assets of Eaton Vance, (iii) a sale or disposition of Eaton Vance Management (or any successor thereto) or of all or substantially all of the assets of Eaton Vance Management (or any successor thereto), or (iv) an assignment by any Eaton Vance direct or indirect investment adviser subsidiary of investment advisory agreements pertaining to more than 50% of the aggregate assets under management of all such Eaton Vance subsidiaries, in the case of (ii), (iii) or (iv) other than to a corporation or other entity with respect to which, following such sale or disposition or assignment, more than 50% of the outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity is then owned beneficially, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of our voting stock immediately prior to such sale, disposition or assignment in substantially the same proportion as their ownership of our voting stock immediately prior to such sale, disposition or assignment. In the event of a Change in Control of Eaton Vance, the RSAs will not automatically vest and any such award shall be treated in accordance with one of the following methods determined by the Compensation Committee, in its sole discretion: (a) awards, shall be continued, assumed, have new rights substituted therefore, as determined by the Compensation Committee in its sole discretion, and restrictions applicable to any award granted prior to the Change in Control shall not lapse upon a Change in Control; (b) the Compensation Committee, in its sole discretion, may provide for the purchase of any awards by Eaton Vance or a subsidiary or any acquiring or successor person or entity for an amount of cash equal to the Change in Control Price (as defined below) of the shares of non-voting common stock covered by such awards, less any applicable tax withholding; and (c) the Compensation Committee may, in its sole discretion, provide for the cancellation of any awards without payment, if such award is unvested upon the closing date of the Change in Control. “Change in Control Price” shall mean the highest price per share of Eaton Vance non-voting common stock paid in any transaction related to a Change in Control. Notwithstanding the foregoing, the Compensation Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an award at the time of grant or at any time thereafter.

If any award expires or is terminated, surrendered, canceled or forfeited, the unused shares of non-voting common stock covered by such award will again be available for grant under the EVC 2013 Plan.

Eligibility to Receive Awards. Each employee of Eaton Vance or one of its subsidiaries is eligible to be granted awards under the EVC 2013 Plan. The maximum number of shares with respect to which awards may be granted to any one participant in any three-fiscal-year period is 7,200,000 shares.

27

Amendment or Termination. No award may be made under the EVC 2013 Plan after October 23, 2023, but awards previously granted may extend beyond that date. Our Board of Directors may at any time amend, suspend or terminate the EVC 2013 Plan.

Section 10. Information Concerning Eaton Vance; Financial Information.

Information Concerning Eaton Vance.

Our principal executive offices are located at Two International Place, Boston, MA 02110, and our main telephone number is (617) 482-8260. Questions regarding the exchange offer should be directed to:

Dan Ethier

Eaton Vance Corp.

Two International Place,

Boston, MA 02110

Telephone: 617-672-8581

Eaton Vance provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Our principal business is managing investment funds and providing investment management and advisory services to high-net-worth individuals and institutions. Our core strategy is to develop and sustain management expertise across a range of investment disciplines and to offer leading investment strategies and services through multiple distribution channels. In executing our core strategy, we have developed broadly diversified investment management capabilities and a highly functional marketing, distribution and customer service organization. We measure our success as a company based on investment performance delivered, client satisfaction, reputation in the marketplace, progress achieving strategic objectives, employee development and satisfaction, business and financial results, and shareholder value created.

Parametric is an investment affiliate of Eaton Vance. Through Parametric, we manage a range of systematic investment strategies, including systematic equity, systematic alternatives and managed options strategies. Through Parametric, we also provide custom portfolio implementation and overlay services, including tax-managed and non-tax-managed Custom Core equity strategies, centralized portfolio management of multi-manager portfolios and exposure management services.

Financial Information.

As a majority of both Eaton Vance and Parametric’s revenue consists of management fees, we believe that the metrics of assets under management and management fees are a strong indicator of the performance of each entity.

Eaton Vance had $439.3 billion and $422.3 billion of assets under management for the years ended October 31, 2018 and 2017, respectively. Eaton Vance’s assets under management as of July 31, 2019 were $482.8 billion. Parametric had $224.2 billion and $224.9 billion of assets

28

under management for the years ended October 31, 2018 and 2017, respectively. Parametric’s assets under management as of July 31, 2019 were $252.4 billion.

Eaton Vance earned $1.5 billion and $1.3 billion of management fee revenue during the years ended October 31, 2018 and 2017, respectively. Eaton Vance earned $375.7 million of management fee revenue for the fiscal quarter ended July 31, 2019. For the fiscal quarter ended July 31, 2019, 26% of total management fees ($97.7 million) were earned by Parametric. The percentage of total management fees earned by Parametric remained consistent as of October 31, 2018 and 2017, with Parametric earning 26% of management fees for both years amounting to approximately $385.3 million and $342.7 million in management fee revenue, respectively.

Our book value per share as of July 31, 2019 was $9.95.

The financial information, including financial statements and the notes thereto, included under the caption “Item 8. Financial Statements and Supplementary Data” in our Annual Report on Form 10-K for the year ended October 31, 2018, filed with the SEC on December 21, 2018, and under the caption “Part I. Financial Information” in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2019, filed with the SEC on September 6, 2019 are incorporated herein by reference. Attached as Schedule B to this Offer to Exchange is a summary of certain financial information contained in the above-referenced reports.

Incentive Unit Value.

The grant date estimated fair value of the Incentive Units granted on November 1, 2018, 2017 and 2016 was $2,282.74 (per 100 Incentive Units), $2,208.66 (per Incentive Unit), and $1,770.94 (per Incentive Unit), respectively. The grant date estimated fair value of the Incentive Units granted on January 10, 2018 was consistent with the unit value of the November 1, 2017 grants.

We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible awards for exchange. See Section 17 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

A list of our directors, executive officers and certain other significant employees is attached as Schedule A. Of this group, only Brian D. Langstraat, a Manager and Chief Executive Officer of Parametric Portfolio Associates LLC, is an eligible employee holding eligible awards. Mr. Langstraat holds the following eligible awards: 478 Incentive Units granted on November 1, 2016; 557 Incentive Units granted on November 1, 2017; and 61,581 Incentive Units granted on November 1, 2018, which represents approximately 19% of the eligible awards outstanding and subject to be exchanged in the exchange offer (based on aggregate estimated fair value). Mr. Langstraat intends to tender all of his eligible awards in the exchange offer.

In connection with the strategic initiative described earlier in this document, EVM is concurrently offering to all holders of Operating Units and Liquidating Floor Units (“LP Units”) of Parametric Portfolio, L.P. (“Parametric Portfolio”) issued pursuant to the long-term

29

incentive plan established by EVA Holdings, LLC, an affiliate of Eaton Vance and Parametric Portfolio, the opportunity to elect the accelerated repurchase of their LP Units for a cash payment (the “Accelerated Repurchase Offer”). Of our directors, executive officers and certain other significant employees listed on Schedule A, only Mr. Langstraat is eligible to participate in the Accelerated Repurchase Offer. Mr. Langstraat holds 9,999 Operating Units and 9,999 Liquidating Floor Units, which represents approximately 38% each of the Operating Units and Liquidating Floor Units subject to the Accelerated Repurchase Offer. Mr. Langstraat intends to participate in the Accelerated Repurchase Offer with respect to all of his LP Units.

We also refer you to our Annual Report on Form 10-K for the year ended October 31, 2018, filed with the SEC on December 21, 2018, for information concerning agreements, arrangements and understandings between us and our officers and directors.

Neither we nor any of our executive officers or directors or any affiliates of ours were engaged in transactions involving eligible awards during the past 60 days.

Except for outstanding options to purchase shares of our non-voting common stock and other stock awards, such as restricted stock awards, granted or to be granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to our equity compensation plans, and the purchase rights that are outstanding from time to time under our employee stock purchase plan, and except as set forth in this document, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the exchange offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Section 12. Status of Awards Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer.

Awards that we acquire through the exchange offer will be cancelled.

Modification accounting will be applied to the exchange offer because the RSAs represent a substantially different instrument than the cancelled awards. The unrecognized compensation expense attributable to the cancelled eligible awards will be recognized over the remaining vesting period of the RSAs.  Any forfeitures of the RSAs will be accounted for as they occur consistent with existing policy.

Section 13. Legal Matters; Regulatory Approvals.

We are not aware of any material pending legal proceedings relating to the exchange offer or any margin requirements or anti-trust laws applicable to the exchange offer. We are not aware of any regulatory requirements (other than compliance with applicable securities laws) that

30

must be complied with or approvals that must be obtained in connection with the exchange offer. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the exchange offer to accept eligible awards for exchange and to grant RSAs is subject to the conditions described in Section 7 (“Conditions of the Exchange Offer”).

If we are prohibited by applicable laws or regulations from granting RSAs on the RSA grant date, we will not grant any RSAs. However, we are not currently aware of any circumstances in which we would be prohibited by applicable law from granting RSAs, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the RSA grant date, we will not grant any RSAs and you will not receive any other benefit for the eligible awards you tendered and your eligible awards will not be accepted for exchange.

Section 14. Material Income Tax Consequences.

Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the exchange of eligible awards for RSAs pursuant to the exchange offer for those eligible employees subject to U.S. federal income tax. The summary includes a description of the tax consequences of participating and of not participating in the offer. This discussion is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder and administrative and judicial interpretations as of the date of the exchange offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of award holders. We strongly recommend that you consult with your own advisors to discuss the consequences to you of the exchange offer.

We recommend that you consult your tax advisor with respect to the federal, state and local tax consequences of participating in the exchange offer. In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your advisors to discuss the consequences to you of this transaction.

Tax Consequences of Participating in the Exchange Offer.

Eligible employees who exchange awards for RSAs will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange of eligible awards for RSAs will be treated as a non-taxable exchange. You will not recognize income upon the receipt of the RSAs unless you make an election under Section 83(b) of the Internal Revenue Code within 30 days of the RSA grant date. If you make a timely 83(b)

31

election, then you will have compensation income equal to the value of the non-voting common stock on the RSA grant date, which compensation income is subject to income and employment tax withholding that you must satisfy. You would not have any additional compensation income when the RSA vests. When you sell the stock, you will have capital gain or loss equal to the difference between the sales proceeds and the value of the non-voting common stock on the RSA grant date.

If you do not make an 83(b) election, then as and when the RSA vests, you will have compensation income equal to the value of the non-voting common stock of Eaton Vance on the vesting date. The RSA agreement provides that Eaton Vance will automatically deduct and retain from the shares of non-voting common stock that would otherwise be issued in settlement of RSAs the appropriate number of whole shares, valued at their then fair market value, to satisfy our tax withholding obligations at the applicable minimum statutory withholding rate. Unless the foregoing tax withholding obligations are satisfied, we have no obligation to release any shares to you under your RSAs on the vesting date. When you sell the vested non-voting common stock, you will have capital equal to the sales proceeds less the value of such stock on the vesting date (or a capital loss to the extent that the value of the stock on the vesting date exceeds your sales proceeds).

If you forfeit the non-voting common stock, you will not be entitled to a loss. Please note that if you forfeit the non-voting common stock for which an 83(b) election has been made, then you will not be entitled to a refund of any taxes paid as a result of making the election.

Any capital gain or loss will be long-term if you have held the non-voting common stock for more than one year and otherwise will be short-term. For this purpose, your holding period begins on the day after the RSA grant date if an 83(b) election is made, or on the day after the date on which the stock vests if an 83(b) election is not made.

Tax Consequences of Not Participating in the Exchange Offer.

If you do not participate in the exchange offer, you will continue to hold your outstanding awards and those awards will not be exchanged for RSAs. So that you are able to compare the tax consequences of the RSAs to that of your eligible awards, we have included the following summary as a description of the tax consequences generally applicable to the eligible awards under U.S. federal tax law.

When the eligible awards vest, you will have compensation income equal to the fair market value of the shares of non-voting common stock of Eaton Vance issued to you as of the vesting date. The grant agreement in respect of the eligible award provides that the withholding will be satisfied by Eaton Vance reducing the number of shares of non-voting common stock that would otherwise be delivered to you on the vesting date by a number of shares having an estimated fair value equal to the amount of withholding taxes due.

Section 15. Extension of the Exchange Offer; Termination; Amendment.

We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 (“Conditions of the Exchange Offer”) has occurred or is deemed by

32

us to have occurred, to extend the period of time during which the exchange offer is open and delay the acceptance for exchange of any eligible awards. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration time, we also will extend your right to withdraw tenders of eligible awards until such extended expiration time. In the case of an extension, we will issue an e-mail or other form of communication to all eligible employees no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time.

We also reserve the right, in our reasonable judgment, before the expiration time to terminate or amend the exchange offer and to postpone our acceptance and cancellation of any awards elected to be exchanged if any of the events listed in Section 7 (“Conditions of the Exchange Offer”) occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of awards elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the eligible awards promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the expiration time, in our discretion and regardless of whether any event listed in Section 7 (“Conditions of the Exchange Offer”) has occurred or is deemed by us to have occurred, to amend the exchange offer in any respect.

The minimum period during which the exchange offer will remain open following material changes in the terms of the exchange offer or in the information concerning the exchange offer will depend on the facts and circumstances of such change, including the relative materiality of the changes to the terms or information. If any term of the exchange offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible awards, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible awards of such amendment, and we will extend the exchange offer period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

Section 16. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting awards to be exchanged through the exchange offer.

Section 17. Additional Information.

The exchange offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your eligible awards:

33

  our Annual Report on Form 10-K for our fiscal year ended October 31, 2018, filed with the SEC on December 21, 2018 our Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the SEC on March 8, 2019, our Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, filed with the SEC on June 5, 2019, and our Quarterly Report on Form 10-Q for the quarter ended July 31, 2019, filed with the SEC on September 6, 2019;
  the information contained in our current reports on Form 8-K filed with the SEC; and
  the description of our non-voting common stock contained in our Registration Statement on Form S-3 filed with the SEC on June 14, 2013, including any amendments or reports filed for purposes of updating such description.

Our SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov.

Each person to whom a copy of this document is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Dan Ethier, Eaton Vance Corp., Two International Place, Boston, MA 02110, by emailing Dan Ethier’s Eaton Vance email address at DEthier@eatonvance.com or by calling Dan Ethier at 617-672-8581.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this document, you should rely on the statements made in the most recent document.

The information contained in this document about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in the exchange offer.

Section 18. Miscellaneous.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your awards through the exchange offer. You should rely only on the information in this document or materials to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the exchange offer other than the information and representations contained in this document and in the related exchange offer materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Eaton Vance Corp.

August 28, 2019, as amended on September 10, 2019

34

SCHEDULE A
INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS OF EATON VANCE CORP.

The directors, executive officers and certain other significant employees of Eaton Vance are set forth in the following table:

Name	Position and Offices Held
Thomas E. Faust Jr.	Chairman of the Board, Chief Executive Officer and President
Ann E. Berman	Director
Leo I. Higdon, Jr.	Director
Paula A. Johnson	Director
Brian D. Langstraat	Director, Chief Executive Officer of Parametric Portfolio Associates LLC
Dorothy E. Puhy	Director
Winthrop H. Smith, Jr.	Director
Richard A. Spillane, Jr.	Director
Daniel C. Cataldo	Vice President and Chief Administrative Officer
Laurie G. Hylton	Vice President and Chief Financial Officer
Frederick S. Marius	Vice President, Secretary and Chief Legal Officer
Julie E. Rozen	Vice President and Chief Accounting Officer
Matthew J. Witkos	President of Eaton Vance Distributors, Inc.

The address of each executive officer and director is c/o Eaton Vance Corp., Two International Place, Boston, MA 02110.

A-1

SCHEDULE B
SUMMARY FINANCIAL INFORMATION OF EATON VANCE
CORP.

We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2018 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2019, both of which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended October 31, 2018 and 2017 and the selected consolidated balance sheet data as of October 31, 2018 and 2017 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2018. The selected consolidated statements of operations data for the fiscal quarter ended July 31, 2019 and the selected consolidated balance sheet data as of July 31, 2019 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2019. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

B-1

	For the Fiscal Quarter Ended July 31, (unaudited)	For the Years Ended October 31,
(in thousands, except per share data)	2019	2018(1)	2017(1)

Income Statement Data:
Total revenue	$431,235	$1,702,249	$1,529,010
Total expenses	294,100	1,147,047	1,046,252
Operating Income	137,135	555,202	482,758
Net income	108,536	397,905	306,373
Net income attributable to non-controlling
and other beneficial interests	6,315	15,967	24,242
Net income attributable to Eaton Vance
Corp. shareholders	102,221	381,938	282,131

Balance Sheet Data:
Cash and cash equivalents	$527,708	$600,696	$610,555
Management fees and other receivables	234,146	236,736	200,453
Investments	1,044,026	1,078,627	898,192
Total assets	4,218,865	3,599,328	2,330,901
Debt	620,304	619,678	618,843
Total liabilities	2,743,295	2,155,800	1,067,818
Redeemable non-controlling
interests (temporary equity)	346,163	335,097	250,823
Total Eaton Vance Corp.
shareholders' equity	1,128,365	1,107,431	1,011,396
Non-redeemable non-controlling
interests	1,042	1,000	864
Total permanent equity	1,129,407	1,108,431	1,012,260

Per Share Data:
Earnings per share:
Basic	$0.94	$3.33	$2.54
Diluted	0.90	3.11	2.42
Cash dividends declared	0.35	1.28	1.15

(1)	Eaton Vance adopted new revenue recognition guidance on November 1, 2018 using a full retrospective approach. The revenue and expense figures disclosed within this table for fiscal years 2018 and 2017 do not reflect the impact of this new guidance. The new guidance does not significantly impact the measurement of revenue and expense items, but it does impact the classification of certain items. Specifically, under the new guidance fund subsidies are recorded as a reduction in revenue instead of as an expense. Fund subsidies amounted to $26.9 million and $13.9 million in fiscal years 2018 and 2017, respectively. In addition, certain front-end load sales commissions are recorded gross instead of net under the new guidance which results in an equal increase to revenue and expenses by $17.1 million and $17.0 million for fiscal years 2018 and 2017, respectively
B-2